SCHEDULE 13G

Amendment No. 3
Pittston Company Minerals Group
common stock
Cusip # 725701205
Filing Fee: No


Cusip # 725701205
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	59,657
Item 6:	None
Item 7:	1,161,657
Item 8:	None
Item 9:	1,161,657
Item 11:	12.76%
Item 12:	HC




Cusip # 725701205
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,161,657
Item 8:	None
Item 9:	1,161,657
Item 11:	12.76%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Pittston Company Minerals Group

Item 1(b).	Name of Issuer's Principal Executive Offices:

		100 First Stamford Place, P.O. Box 120070
		Stamford, CT  06912-0070

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		725701205

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,161,657

	(b)	Percent of Class:
	12.76%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	59,657

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,161,657

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Pittston Company Minerals Group.
The interest of one person, Fidelity Equity-Income II Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Pittston Company Minerals
Group, amounted to 529,137 shares or 5.81% of the total outstanding common stock at July 31, 1994.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the common stock of Pittston Company Minerals Group at July
31, 1994 is true, complete and correct.



	August 3, 1994
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,079,155 shares or 11.85% of the common stock outstanding of Pittston Company Minerals Group ("the Company") as a result of acting as investment adviser to several investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of common stock of Pittston Company Minerals Group owned by the investment companies at July 31, 1994 included 854,855 shares of common stock resulting from the assumed conversion of 550,100 shares of the $3.125 Convertible Preferred Stock (1.554 shares of common stock for each share of the $3.125 Convertible Preferred Stock).

	The ownership of one investment company, Fidelity Equity-Income II Fund, amounted to 529,137 shares or 5.81% of the common stock outstanding. Fidelity Equity-Income II Fund has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 1,079,155 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 82,501 shares or 0.91% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of Pittston Company Minerals Group owned by the institutional account(s) at July 31, 1994 included 74,281 shares of common stock resulting from the assumed conversion of 47,800 shares of the $3.125 Convertible Preferred Stock described above.

	FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 82,501 shares and sole power to vote or to direct the voting of 59,657 shares, and no power to vote or to direct the voting of 22,844 Shares of common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d owns 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp.
voting common stock. These Johnson family members, through their ownership of voting common stock, and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

	The undersigned persons, on August 3, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Pittston Company Minerals Group at July 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
		Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Equity-Income II Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary